Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST RECOMMENDS REJECTION OF
MINI-TENDER OFFER BY TRC CAPITAL CORPORATION

Calgary, October 26, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") has been notified of an unsolicited "mini-tender offer" by TRC Capital Corporation of Toronto ("TRC") to purchase up to 1.5 million trust units at a price of Cdn$27.25 per trust unit, representing approximately 1.03% of the outstanding trust units of Harvest. Harvest is in no way associated with TRC, its mini-tender offer or the offer documentation.

Unitholders should be aware that this mini-tender offer is highly conditional and is not a firm offer. TRC has the right to withdraw or terminate the offer and not purchase the trust units tendered at any time prior to the expiry time if any of the conditions of the offer are not satisfied or waived by TRC. These conditions include:

  TRC obtaining financing in an amount and on terms satisfactory to TRC;

  A decrease in the market price of Harvest’s trust units below Cdn$28.33, the market price on the close of business on October 17, 2007; and

  A decline in excess of 10% measured in certain stock indices since the close of business on October 17, 2007.

Further, as disclosed in TRC's offer document, the offer price of Cdn$27.25 per Harvest trust unit on October 18, 2007 represents a 3.8% discount to the trust unit closing price on the Toronto Stock Exchange ("TSX") on October 17, 2007 of Cdn$28.33. Unitholders should also be aware that TRC intends to pay to each soliciting dealer whose name appears on a Letter of Acceptance and Transmittal a solicitation fee of Cdn$0.25 per trust unit tendered and purchased pursuant to this offer.

Harvest recommends that unitholders NOT tender their trust units to this offer. Any units which have been tendered to the offer but not taken up and purchased by TRC can be withdrawn and returned to the depositing Unitholder by properly providing the Depository with a notice of withdrawal. Unitholders considering tendering trust units to TRC's mini-tender offer should obtain current market prices for the trust units, consult with their financial advisors and carefully examine the mini-tender offer to determine whether it is in their best interests to tender.

Mini-tender offers, such as this one from TRC, typically avoid many of the investor protections provided by Canadian and U.S. securities laws and securities regulators in the United States and Canada have recommended that shareholders exercise caution in connection with mini-tender offers and that they consult their investment advisors regarding these types of offers. The Canadian Securities Administrators (CSA) has issued a staff notice entitled "Staff Guidance on the Practice of ‘Mini-Tenders’", which is available online at: http://www.osc.gov.on.ca/Regulation/Rulemaking/Current/Part6/csa_19991210_61-301.jsp, and the U.S. Securities and Exchange Commission has published investor tips regarding mini-tender offers on its website at: http://www.sec.gov/investor/pubs/minitend.htm.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 73% to crude oil and liquids and 27% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Chief Financial Officer
Cindy Gray Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca